Exhibit 99.3

AMENDMENT TO BROADCOM CORPORATION

EMPLOYMENT LETTER AGREEMENT

THIS AMENDMENT (the “Amendment”) is made and entered into on                 , 2015 (the “Effective Date”), by and between Broadcom Corporation (the “Company”) and                     (“Executive”). Unless otherwise defined in this Amendment, capitalized terms used herein shall have the meanings ascribed to such terms in the Agreement (as defined below).

RECITALS

WHEREAS, the Company and the Executive are parties to an employment letter agreement[, which includes a Change in Control Severance Benefit Program as an appendix thereto]/[, which includes a Severance Benefit Program as an appendix thereto], dated August 9, 2010 (the “Agreement”);

WHEREAS, the Agreement provides that in the case of Executive’s termination of employment under certain circumstances, cash severance payments will be paid over a period of [24/36] months, generally commencing on the 60th day following Executive’s Separation from Service; and

WHEREAS, the Company and the Executive now wish to amend the Agreement as set forth below.

NOW, THEREFORE, in consideration of the foregoing, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the undersigned, intending to be legally bound hereby, agree as follows:

1. Section 1 of [Appendix II of] the Agreement is hereby amended and restated to read as follows:

“(1) Cash Severance. Broadcom will pay you cash severance (“Cash Severance”) in an amount equal to [two (2)/three (3)] times the sum of (A) your annual rate of base salary (using your then current rate or, if you terminate your employment for Good Reason pursuant to [Subsection 3(ii) of the attached Appendix/Section 15/Section 9(b)/Section 16] due to an excessive reduction in your base salary, then your rate of base salary immediately before such reduction) and (B) the average of your actual annual bonuses for the three calendar years (or such fewer number of calendar years of employment with Broadcom) immediately preceding the calendar year in which such termination of employment occurs. Such Cash Severance shall be payable over a [twenty-four (24)-month/thirty-six (36)-month] period in successive equal bi-weekly or semi-monthly installments in accordance with the payment schedule in effect for your Base Salary on your Date of Termination (the “Payment Schedule”), except that, subject to the deferral provisions of [Section 8/Section 3], the Cash Severance payments will begin on the sixtieth (60th) day following the date of your Separation from Service (with any amounts otherwise payable prior to such sixtieth (60th) day pursuant to the Payment Schedule instead being paid on such sixtieth (60th) day without interest thereon); provided, however, that all or a portion of the Cash Severance shall instead be paid in a lump sum on the sixtieth (60th) day following the date of your Separation from Service solely to the extent (and in such amounts) that such lump sum payment would not result in any additional excise tax or tax penalties under Section 409A (“Section 409A”) of the Internal Revenue Code of 1986, as amended (the “Code”). Any installment payments shall cease once you have received the full amount of your Cash Severance. The installment payments shall be treated as a series of separate payments for purposes of Section 409A of the Code. However, the amount of Cash Severance to which you may be entitled pursuant to the foregoing provisions of this Section 1 shall be subject to reduction in accordance with [Section 9/Section 4] in the event you breach your restrictive covenants under such [Section 9/Section 4].

2. Except as modified by this Amendment, the Agreement shall remain in full force and effect.

[Signature Page Follows]

IN WITNESS WHEREOF, the Company and Executive have executed this Amendment, in the case of the Company by a duly authorized officer, on the day and year written below.

BROADCOM CORPORATION

Date: , 2015

By:

EXECUTIVE:

Date: , 2015

[Name]

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